February 23, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: E-Smart Corp.

Re:  E-Smart Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 26, 2024

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated February 9, 2024 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Diana Vasylenko, President of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-275161) that was initially submitted to the Commission on 26th of January (the “Amendment No. 2”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 3 as marked.

Amendment No. 2 to Registration Statement on Form S-1

Statement of Operations for the Three Months Ending November 30, 2023, page F-2

1.               We note your basic and diluted net loss per common share is a positive number even though you had a net loss for the three months ended November 30, 2023. It also appears to be calculated incorrectly. Please revise accordingly.

RESPONSE:

To address the discrepancy in the calculation of basic and diluted net loss per common share for the three months ended November 30, 2023, we have revised the computation.

General

2.               We note your response to prior comment 3 and reissue in part. Please revise your disclosure on page 8 to describe the material terms of the verbal agreements you have with the nine tattoo artists. Please refer to Item 404(d) of Regulation S-K. Please file evidence of such verbal agreement or provide a written description of the agreements.

In addition, please add a risk factor that addresses the risks associated with solely having a verbal agreement govern your relationship with the tattoo artists on your platform. For example, disclose, if true, that because the agreements are not binding or enforceable, any departure from the agreements would likely have a material impact on the company and its operations.

RESPONSE:

As per Item 404(d) E-Smart Corp. confirms that as of the first and last completed fiscal year ending August 31, the company has made no related party transactions with the nine tattoo artists exceeding the lesser of $120,000 or 1% of the average of the company's total assets.

We have not initiated any financial transactions with these artists, including payments to the tattoo artists for any services or activities related to the platform, commission fees to the artists for bookings facilitated through the platform. We have not received any financial compensation or other benefits from the artists to date.

Therefore, based on Item 404(d)(1), disclosure of related party transactions with tattoo artists is not required at this time.

The company has incorporated the agreement terms into its Prospectus.

As of the current moment, E-Smart Corp. has engaged in preliminary discussions…, page 8

The company incorporated related risk factor into its Prospectus.

Without formal contracts, departures from agreements could pose material risks to company stability…,

E-SMART CORP.

By: /s/ Diana Vasylenko

Name: Diana Vasylenko
Title: President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)